UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒        ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File Number 1-14472

Cornell Companies, Inc. 401(k) Profit Sharing Plan

CORNELL COMPANIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	76-0433642
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

1700 West Loop South, Suite 1500, Houston, Texas	77027
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 623-0790

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Cornell Companies, Inc. 401(k) Profit Sharing Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cornell Companies, Inc. 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules are subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LJ Mosby, P.C.

Houston, Texas

June 8, 2010

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments (at fair value)	$30,397,042	$23,316,376

Receivables:
Employee contributions	74,429	—
Employer contributions	30,722	—
Due from brokers	68,515	—
Total receivables	173,666	—

Total assets	30,570,708	23,316,376

LIABILITIES:
Corrective distributions payable	(191,142)	(96,697)
Due to brokers	(9,579)

Total liabilities	(200,721)	(96,697)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$30,369,987	$23,219,679

The accompanying notes are an integral part of these financial statements.

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

2009

ADDITIONS:
Net appreciation in fair value of investments	$4,234,602
Dividends	265,103
Interest	79,382
Other income	48,967
Employee contributions	4,609,332
Employer contributions	1,696,141
Employee rollover contributions	83,904

Total additions	11,017,431

DEDUCTIONS:
Benefit payments and withdrawals	3,497,911
Corrective distributions	192,614
Plan expenses	176,598

Total deductions	3,867,123

DECREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	7,150,308

NET ASSETS AVAILABLE FOR PLAN BENEFITS, BEGINNING OF YEAR	23,219,679

NET ASSETS AVAILABLE FOR PLAN BENEFITS, END OF YEAR	$30,369,987

The accompanying notes are an integral part of these financial statements.

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

1.       DESCRIPTION OF THE PLAN

General

The Cornell Companies, Inc. 401(k) Profit Sharing Plan (the Plan) was established on January 1, 1993, and is a defined contribution plan in which generally all employees of Cornell Companies, Inc., and its subsidiaries (the Company), are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan Administration and Trustee

The Company is the Plan’s administrator and trustee.  The board of directors of the Company appoints an individual to be responsible for the administration of the Plan.  Effective October 11, 2002, the Company appointed Reliance Trust Company as the Plan’s asset custodian and DailyAccess Corporation as the Plan’s record keeper.

Eligibility and Contributions

Effective September 1, 2000, all employees except leased employees are eligible to participate in the Plan with no service requirements and can enroll in the Plan immediately.  Prior to September 1, 2000, all employees, except leased employees, who had completed one year of service were eligible to participate in the Plan and could enroll in the Plan quarterly.

Employees may elect to contribute from 1 percent to 20 percent of their compensation, as defined, up to the maximum allowed under Internal Revenue Service (IRS) guidelines.  The Company makes matching contributions equal to 50 percent of the participants’ elective deferrals for the Plan year up to 6 percent of the participant’s eligible compensation.  Participant rollover contributions from other qualified plans are allowed under the Plan.

Participant Accounts and Investment Options

Each participating employee’s share of the net assets of the Plan is segregated in an individual account.  Participants exercise control over the types of investments made on their behalf, provided that such investments shall be invested only in investment funds designated by the Plan sponsor.  Each participant may elect to invest his/her contribution and the Company’s contributions made on the participant’s behalf in any one or more of the investment funds.  Participants can direct the investment on their individual accounts among a number of mutual funds and a Cornell Unitized Stock Fund.  Investment income or loss is allocated daily to a participant’s account in the same ratio as the participant’s investment in each fund bears to the total of all participants’ investments in each fund.

Vesting

All participant contributions are 100 percent vested and nonforfeitable at all times.  Participants become vested in the Company’s contributions to the Plan as follows:

	Hired Before 9/1/00	Hired After 8/31/00
Years of Service	Vested Percent	Vested Percent

1	0%	0%
2	20%	0%
3	100%	100%

Loans

A participant may borrow from the Plan up to the lesser of $50,000 or 50 percent of the participant’s vested account balance with a minimum loan requirement of $1,000.  The loans are collateralized by the participant’s vested account balance.  Interest is charged at the current commercial lending rate and is credited to the participant’s account.  The participant is entitled to no more than one loan concurrently.

Payment of Benefits

Benefits are payable to a participant upon separation from service, total and permanent disability, reaching age 59 ½, retirement or death in accordance with the aforementioned vesting schedule.  In addition, hardship distributions are permitted if certain Plan provisions are met.  Distributions are made in the form of lump-sum payments.  No other optional form of payment is available. Effective September 1, 2000, an early retirement option was added to the Plan.  Upon completion of five years of service and attained age 55, a participant may elect to retire from the Company and begin receiving benefits.

Also, a participant who has attained the normal retirement age and who has not separated from service may receive a distribution of his or her vested account balance.

Forfeitures

Forfeitures of any Company contributions are to be used either to reduce the Company’s contributions to the Plan or to pay the expenses of the Plan.  As of December 31, 2009 and 2008, $171,460 and $108,772, respectively, of forfeitures are included in net assets available for benefits.  In 2009, $101,817 of forfeitures were utilized by the Company to pay the expenses of the Plan and $150,611 of forfeitures were used to reduce Company contributions.

Plan Termination

The Company currently intends to continue the Plan for the benefit of its employees but reserves the right to discontinue contributions and/or terminate the Plan, subject to the provisions of ERISA.  In the event of a complete termination of the Plan, the affected participants shall be fully vested in all amounts allocated to their accounts, and such amounts shall be nonforfeitable.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.  Benefit payments are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from those estimates.

Valuation of Investments

Investments in mutual funds are stated at fair value based on published market prices. The Cornell Unitized Stock Fund reflects the value of cash and Company common stock held by that fund, with the Company common stock being valued at its quoted market price.  Participant loans are valued at cost which approximates fair value.  Purchases and sales are recorded on a trade-date basis. Realized gains (losses) on the sale of mutual funds and common stock and unrealized appreciation (depreciation) in fair value of mutual funds and common stock are shown as net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for plan benefits. Interest income is recorded as earned and dividends are recorded on the ex-dividend date.

Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and the American Institute of Certified Public Accountants Statement of Position (SOP) 94-4-1 requires that plans holding stable value investments as defined in the pronouncement present those investments at contract value, rather than fair value. The Plan does not hold any investments that meet this definition of stable value investments.

Expenses

Administrative and other expenses of the Plan are generally paid from Plan forfeitures.  Plan expenses related to loan and withdrawal transactions are paid by the participants from their account balances.  Plan related expenses paid directly by the Company in 2009 were not significant.

Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1                                          Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                          Inputs to the valuation methodology include:

•               Quoted prices for similar assets or liabilities in active markets;

•               Quoted prices for identical or similar assets or liabilities in inactive markets;

•               Inputs other than quoted prices that are observable for the asset or liability;

•               Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                          Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Mutual funds:  Valued at the net asset value (“NAV”) of shares held by the plan at year end, which are available in actively traded markets.

Money market funds:  Valued at cost which is equivalent to fair value.

Cornell Unitized Stock Fund:  Valued based upon published market prices for the Company’s common stock in an actively traded market, plus the value of cash held within the Fund.

Participant loans:  Valued at amortized cost, which approximates fair value based upon discounted cash flow models and underlying asset security positions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
Mutual funds	$16,954,372	$—	$—	$16,954,372
Money market funds	10,432,656	—	—	10,432,656
Cornell Unitized Stock Fund	1,437,754	—	—	1,437,754
Cash	18,167	—	—	18,167
Participant loans	—	1,554,093	—	1,554,093
Total assets at fair value	$28,842,949	$1,554,093	$—	$30,397,042

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual funds	$10,493,327	$—	$—	$10,493,327
Money market funds	10,490,804	—	—	10,490,804
Cornell Unitized Stock Fund	1,103,987	—	—	1,103,987
Cash	13,898	—	—	13,898
Participant loans	—	1,214,360	—	1,214,360
Total assets at fair value	$22,102,016	$1,214,360	$—	$23,316,376

3.       RISKS AND UNCERTAINTIES

The Plan provides for investment in mutual funds and Company common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term. Financial markets have experienced substantial volatility due to liquidity and economic concerns, resulting in more significant and more rapid changes in values of investment securities.

4.       INVESTMENTS

Individual investments that exceed 5 percent of net assets available for benefits at December 31, 2009 and 2008 are as follows:

	2009	2008

PIMCO Money Market Fund	$10,432,656	$10,490,804
Allianz NFJ Small Cap Value Fund	1,892,441	1,527,715
John Hancock Large Cap Equity Fund	2,882,131	2,241,613
Janus Advisor International Growth - S	3,386,372	1,928,051
Pacific Life Model C - Moderate	5,166,449	2,419,439
Participant Loans	1,554,093	1,214,360

5.       FEDERAL INCOME TAXES

Effective January 1, 1993, the Company adopted the Cornell Companies, Inc. 401(k) Profit Sharing Plan (the Plan). The Plan received a favorable determination letter on March 8, 1994.  The Plan has since been amended; however, the Company believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended.  Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2009 and 2008.

6.       CORRECTIVE DISTRIBUTIONS PAYABLE

The Plan is subject to certain compliance requirements of non-discrimination rules under ERISA and IRS guidelines.  For the Plan years ended December 31, 2009 and 2008, the Plan failed certain of these non-discrimination tests due to lower levels of contribution participation by non-highly compensated eligible Plan participants.  The Plan has recorded corrective distributions payable of $191,142 and $96,697 at December 31, 2009 and 2008, respectively, in the statement of net assets available for benefits to reflect the appropriate refund of a portion of the contributions made by highly compensated participants in order to comply with non-discrimination requirements.  As a result of the corrective distribution, employer matching contributions attributable to refunds are forfeited to the Plan’s Trust.

7.       PARTY-IN-INTEREST TRANSACTIONS

Participants may invest in the common stock of the Company through the Cornell Unitized Stock Fund.  The Company is the sponsor of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Loans to participants also qualify as party-in-interest transactions. Certain administrative expenses of the Plan are paid by the Company. The Company also provides certain administrative services to the Plan without compensation. These transactions are permitted under provisions of ERISA.

8.       RECONCILIATION TO FORM 5500

Following is a reconciliation of amounts reported in these financial statements to amounts reported in the Form 5500 for 2009 and 2008.

Corrective distributions for 2009 per the statement of changes in net assets	$192,614
Corrective distributions accrued in 2008 financial statements, but not in Form 5500	96,697
Corrective distributions for 2009 per Form 5500 Line 2f	$289,311

Corrective distributions payable at December 31, 2008 per financial statements	$96,697
Corrective distributions accrued in financial statements but not Form 5500	(96,697)
Benefit claims payable at December 31, 2008 per Form 5500	$0

9.       SUBSEQUENT EVENT

On April 19, 2010, Cornell Companies, Inc., the Plan Sponsor, (the “Company”), announced that the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The GEO Group, Inc., (“GEO”), pursuant to which GEO will acquire the Company. Pursuant to the terms of the Merger Agreement, which have been approved by the board of directors of the Company, the Company would become a wholly owned subsidiary of GEO.

Under the terms and conditions of the Merger Agreement, the Company’s stockholders may elect to receive either (x) 1.30 shares of GEO common stock (the “Stock Consideration”) or (y) an amount of cash consideration (the “Cash Consideration”) equal to the greater of (i) the fair market value of one share of GEO common stock plus $6.00 or (ii) the fair market value of 1.3 shares of GEO common stock. In order to preserve the tax-deferred treatment of the merger, no more than 20% of the outstanding shares of the common stock of the Company may be exchanged for the Cash Consideration. If elections are made such that the aggregate cash consideration to be received by Cornell stockholders would exceed $100 million in the aggregate, such excess amount may be paid at the election of GEO in shares of GEO common stock or in cash. Shares of the Company held on behalf of participants through the Plan are also subject to the terms of the Merger Agreement.

The Merger Agreement contains customary representations and warranties of the parties. The merger is expected to close in the third quarter of 2010 and consummation of the merger is subject to a number of conditions, including, but not limited to (i) the approval of the Merger Agreement by the stockholders of the Company; (ii) the approval of the issuance of the shares of GEO common stock in connection with the transaction by the shareholders of GEO; (iii) effectiveness of a Registration Statement on Form S-4 in connection with the transaction; and (iv) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Merger Agreement contains certain termination rights.

GEO may elect to continue, merge or terminate the Plan in connection with or after the consummation of the merger.

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

	Number of		Current
Identity of Issue/Description of Asset	Shares/Units	Cost	Value

Cash	18,167	(a)	$18,167
Money Market Funds:
PIMCO Money Market Fund	10,432,656	(a)	10,432,656
Mutual Funds:
ALLIANZ NFJ Small Cap Value Fund	81,606	(a)	1,892,441
Fidelity Spartan 500 Index Fund	3,002	(a)	230,894
John Hancock Large Cap Equity Fund	125,147	(a)	2,882,131
John Hancock Strategic Income Fund	211,626	(a)	1,329,011
Goldman Sachs Midcap Value	44,761	(a)	1,297,183
Pacific Life Model E - Aggressive	55,442	(a)	563,293
Pacific Life Model C - Moderate	496,297	(a)	5,166,449
Pacific Life Model A - Conservative	20,415	(a)	206,598
Janus Advisor International Growth - S	79,717	(a)	3,386,372
Company Stock:
Cornell Unitized Stock Fund*	43,068	(a)	1,437,754

Participant Loans* (interest rates ranging from 5.00% to 11.50%)		(a)	1,554,093
			$30,397,042

*                     Indicates party-in-interest.

(a)              cost omitted for participant-directed investments.

See Report of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN

Date: June 10, 2010	By:	/s/ PATRICK N. PERRIN
Patrick N. Perrin
Sr. V.P., Chief Administrative Officer and Plan Coordinator for Cornell Companies, Inc.

INDEX TO EXHIBITS

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm — LJ Mosby, P.C.